1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      ☒            Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      ☐             No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 20, 2010	By /s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liabilities whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CONNECTED TRANSACTION

FORMATION OF JOINT VENTURE COMPANY

CAPITAL CONTRIBUTION AGREEMENT

On 20 April 2010, Yankuang Group, the Company and China Credit Trust Co., Ltd. entered into the Capital Contribution Agreement in relation to the formation of the Finance Company of the Group.

HONG KONG LISTING RULES IMPLICATIONS

As Yankuang Group is the controlling shareholder of the Company, holding approximately 52.86% of the issued share capital of the Company, the entering into of the Capital Contribution Agreement constitutes a connected transaction for the Company under Chapter 14A of the Hong Kong Listing Rules.

As all of the results of the size tests set out in Rule 14.07 of the Hong Kong Listing Rules (other than the profits ratio, revenue ratio and equity capital ratio) are below 2.5%, the entering into of the Capital Contribution Agreement is subject to the reporting and announcement requirements under Rule 14A.32 of the Hong Kong Listing Rules, but exempted from the independent shareholders’ approval requirement under the Hong Kong Listing Rules.

On 20 April 2010, Yankuang Group, the Company and China Credit Trust Co., Ltd. entered into the Capital Contribution Agreement in relation to the formation of the Finance Company of the Group under the Measures for the Administration of Finance Companies of Enterprise Groups of CBRC. A summary of the principal terms of the Capital Contribution Agreement is set out in this announcement.

CAPITAL CONTRIBUTION AGREEMENT

Date

20 April 2010

Parties

(1)	Yankuang Group;

(2)	the Company; and

(3)	China Credit Trust Co., Ltd.

JOINT VENTURE COMPANY

The proposed name of the Joint Venture Company is (Yankuang Group Financial Company Limited), a limited liability company to be established under the laws of the PRC. The final name of the Joint Venture Company is subject to the approval by the Industry and Commerce Department of the PRC.

Registered capital

RMB500,000,000 (equivalent to approximately HK$568,650,000)

Capital contribution into registered capital

Joint Venture Party	Amount of contribution capital		Percentage of total registered capital
	RMB	HK$ equivalent	%
Yankuang Group	350,000,000	398,055,000	70
The Company	125,000,000	142,162,500	25
China Credit Trust Co., Ltd.	25,000,000	28,432,500	5

Total	500,000,000	568,650,000	100

The Company will contribute RMB125,000,000 (equivalent to approximately HK$142,162,500) as capital injection to the Joint Venture Company and will hold a total of 25% equity interest in the Joint Venture Company. Save for the capital contribution mentioned above, pursuant to the Capital Contribution Agreement, the Company does not have other capital commitments and is not obliged to provide any security or indemnity in respect of the formation of the Joint Venture Company.

The capital contribution by the Company into the Joint Venture Company will be made in the form of cash which is intended to be funded by internal resources of the Group.

Transfer of interest in the registered capital

A Joint Venture Party may transfer its interest in the registered capital of the Joint Venture Company, subject to the approval of a majority of the number of other Joint Venture Parties. China Credit Trust Co., Ltd. shall not transfer its interest in the Joint Venture Company within three years from the date of formation of the Joint Venture Company. Any transfer is subject to compliance with the Company Law of the PRC, the articles of association of the Joint Venture Company and the regulations relating to the transfer of interest in the registered capital of the Finance Company of the Group promulgated by CBRC and shall come into effect upon the approval of CBRC.

Organization Structure of the Joint Venture Company

The Joint Venture Company will hold its shareholders’ meetings and form the board of directors, supervisory committee and operating management units. The formation, terms of reference and procedures of organization structure are subject to the articles of association of the Joint Venture Company and the relevant internal management rules, which must comply with the relevant rules and regulations of CBRC.

Conditions Precedent to the Capital Contribution Agreement

The Capital Contribution Agreement shall become effective upon fulfillment of the following conditions:

(1)	signing by the legal representatives of the Joint Venture Parties and the official seals being affixed to the Capital Contribution Agreement;

(2)	the capital contribution by Yankuang Group to the Joint Venture Company being approved by the State-owned Assets Supervision and Administration Commission of Shandong Provincial Government; and

(3)	written approval in respect of the establishment of the Joint Venture Company being received from CBRC.

The State-owned Assets Supervision and Administration Commission of Shandong Provincial Government and CBRC have issued their respective written approvals as mentioned in conditions (2) and (3) above. Accordingly, the Capital Contribution Agreement shall come into effect upon the fulfillment of condition (1).

Information on the Joint Venture Company and Reasons for the Transaction

The Joint Venture Company will be a limited liability company established under the laws of the PRC as a non-banking financial institution regulated by CBRC. The current proposed operations include the provision of the following financial services for Yankuang Group and its member companies (including the Company), namely, deposit-taking, provision of loans, inter-bank lending, financing and fund-raising consultancy services, credit certification and related consultancy and agency services, provision of guarantee and commercial bills acceptance and discounting services, entrusted loans and entrusted investments among member companies of Yankuang Group as well as other businesses as approved by CBRC, subject to the approval of CBRC and within the scope of business as registered at the Industry and Commerce Department of the PRC. The business of the Joint Venture Company shall be regulated by CBRC.

The investment in forming the Joint Venture Company was approved by the thirteenth meeting of the Third Session of the Board of Directors convened by the Company on 3 August 2007. The Directors believe that the Joint Venture Company will provide the Group with more expedient services, facilitate the fund utilization and increase the investment returns of the Group. The Board of Directors (including the independent non-executive Directors) is of the view that the terms of the Capital Contribution Agreement are fair and reasonable, and the Capital Contribution Agreement is entered into on normal commercial terms and is in the interest of the Company and its Shareholders as a whole.

Hong Kong Listing Rules Implications

As Yankuang Group is the controlling shareholder of the Company, holding approximately 52.86% of the issued share capital of the Company, the entering into of the Capital Contribution Agreement constitutes a connected transaction for the Company under Chapter 14A of the Hong Kong Listing Rules.

As all of the results of the size tests set out in Rule 14.07 of the Hong Kong Listing Rules (other than the profits ratio, revenue ratio and equity capital ratio) are below 2.5%, the entering into of the Capital Contribution Agreement is subject to the reporting and announcement requirements under Rule 14A.32 of the Hong Kong Listing Rules, but exempted from the independent shareholders’ approval requirement under the Hong Kong Listing Rules.

Upon establishment of the Joint Venture Company, the Joint Venture Company will become a connected person of the Company under Chapter 14A of the Hong Kong Listing Rules by virtue of being an associate of Yankuang Group (holding 70% of its equity interest). The Company will comply with the applicable requirements under Chapter 14A of the Hong Kong Listing Rules if the Joint Venture Company is to provide financial services including deposit-taking, lending and/or other financial services to the Group in future.

Information on the Joint Venture Parties

The Company is principally engaged in the business of underground mining, preparation and sales of coal, coal chemicals, supply of electricity and heat. The Company’s products are prime quality and low-sulphur coal suitable for use as steam coal in large-scale power plants, to be used with coking coal in metallurgical production and for use in pulverized coal injection.

Yankuang Group is a wholly State-owned corporation with a registered capital of RMB3,353 million (or equivalent to approximately HK$3,814 million). It is principally engaged in coal production, coal chemicals, coal-electrolytic aluminium and whole set machinery and electrical equipment manufacturing businesses.

China Credit Trust Co., Ltd., is an independent third party of and not connected with the Company. It is principally engaged in trust management, fund management, investments and loan financing.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“associate”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Capital Contribution Agreement”	the Capital Contribution Agreement in relation to the formation of Yankuang Group Financial Company Limited dated 20 April 2010 entered into between Yankuang Group, the Company and China Credit Trust Co., Ltd.;

“CBRC”	China Banking Regulatory Commission;

“Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC in 1997 under the laws of the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Yankuang Group”	Yankuang Group Corporation Limited, a wholly State-owned corporation and the controlling shareholder of the Company holding approximately 52.86% of the total issued share capital of the Company;

“Director(s)”	the director(s) of the Company;

“Group”	the Company and its subsidiaries;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“HK$”	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region;

“Joint Venture Company” or ”Finance Company of the Group”	Yankuang Group Financial Company Limited (the name is subject to the approval by the relevant Industry and Commerce Department of the PRC), a limited liability company to be established under the laws of the PRC and a non-banking financial institution regulated by the CBRC;

“Joint Venture Parties” and ”Joint Venture Party”	Yankuang Group, the Company and China Credit Trust Co., Ltd., or as the context requires, any one of them;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Shareholder(s)”	the shareholder(s) of the Company.

By order of the Board Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

Note:	Amounts in Hong Kong dollars have been translated from Renminbi for the convenience of the readers only. And unless otherwise indicated, the translation has been made at the rate of HK$1.00 = RMB0.8793 for the purpose of illustration only. The Company makes no representation that any amount of Renminbi has been, could have been or may be exchanged into Hong Kong dollars.

Zoucheng, Shandong Province, the PRC

20 April 2010

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai,, Mr. Li Weimin, Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310